UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 27, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, June 27th, 2023

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Explanatory Announcement of Payment of Dividends
Dear Sirs,

It is hereby informed with reference to the dividends payment noticed dated June 23rd, 2023 that dividends to be paid will be subject to the withholding of the amounts paid by the Company in its capacity as Substitute Person Responsible for the Argentine Personal Assets Tax for fiscal year 2022, in the case of those shareholders that are subject to said tax, pursuant to the terms of the last paragraph of the section incorporated by Argentine Law No. 26,452 after section 25 of Argentine Law No. 23,996.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer